(202) 661-7150

April 6, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tom Kluck
Branch Chief

Re:	Sprott Physical Silver Trust
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-172701

Dear Mr. Kluck:

Reference is made to the registration statement on Form F-1 (File No. 333-172701) of Sprott Physical Silver Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR March 9, 2011 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of units of the Trust under the Securities Act of 1933, as amended, in connection with the proposed sale, from time to time, of such units by certain selling unitholders.  By letter dated April 1, 2011 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 1 to the Registration Statement on April 5, 2011.  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.                                      It appears that you inadvertently omitted the signature of your auditor from the independent auditors report included in your prospectus.  Please confirm that you received a signed audit opinion and, if so, amend your registration statement to include the signature designation within the opinion.

The Trust respectfully advises the Staff that it has received a signed audit opinion and has amended the Registration Statement to include the signature designation within the opinion.

2.                                      It appears that you have checked the box noting that the securities being registered for resale are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  As such, please revise your registration statement to include the undertakings required by Item 512(a) of Regulation S-K, as applicable.

The Trust respectfully advises the Staff that it has amended the Registration Statement to include the undertakings required by Item 512(a) of Regulation S-K.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Eric S. Wu at (202) 661-7147 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc: Jerard Gibson, Attorney-Advisor (by facsimile)

Enclosures